Filed by CBOE Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.
Subject Company’s Commission File No.: 333-140574

On July 2, 2007, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange
400 S. LaSalle Street
Chicago, IL 60605

FOR IMMEDIATE RELEASE

CBOE AVERAGE DAILY VOLUME IN JUNE OF 3.5 MILLION
CONTRACTS IS UP 24% VS. YEAR AGO;
VOLUME DURING SECOND QUARTER IS UP 20% TO 220 MILLION

CHICAGO, July 2, 2007 — The Chicago Board Options Exchange (CBOE) announced today that average daily volume during the month of June was up 24% to 3.5 million contracts, compared to 2.9 million contracts during June 2006. Total volume for the month of June was 74,365,564 contracts, an increase of 18% versus the 62.9 million contracts traded during June 2006.

Volume for the second quarter of 2007 totaled 220.4 million contracts compared to 184.1 million for the second quarter of 2006, an increase of 20%. Average daily volume during the April, May and June time period was 3.5 million contracts, compared to 2.91 million contracts per day during the same period in 2006.

Year-to-date, total Index and Exchange Traded Fund (ETF) options volume at CBOE is up 35%, to 193.2 million contracts. For the month of June, 36.8 million Index and ETF contracts traded, an increase of 13% over June 2006 volume of 32.6 million contracts. Equity options volume traded at CBOE is up 19% year-to-date, and average daily volume in June, of 1.8 million contracts, is an increase of 30% compared to June 2006.

Total Volume	June 2007 Volume (21 days)	% Change vs June 2006 (22 days)	% Change vs May 2007 (22 days)	Year-To-Date Volume (124 days)	% Change vs 2006 (125 days)
Industry Total	223,771,463	+31%	-2%	1,259,304,775	+25%
CBOE Total	74,365,564	+18%	-4%	425,995,167	+26%
Avg Daily Vol	3,541,217	+24%	unchanged	3,435,445	+27%
Equity	37,514,529	+24%	-14%	232,811,367	+19%
Index & ETF	36,850,490	+13%	+8%	193,179,818	+35%
ETF (only)	17,676,592	+9%	+16%	87,288,117	+34%
Open Interest	248,003,096	+25%	+2%	—	—

CBOE’s Market Share in June of 33% Leads Industry

For June, CBOE market share of total industry volume was 33.2%. This was a decrease of less than one percentage point from May 2007. Year-to-date, CBOE’s total market share of 34% is unchanged from the same period in 2006. CBOE’s year-to-date market share in multiply listed Index and ETF options is 40%, while YTD market share in equity options (excluding ETFs) is 26%.

CBOE Market Share	June 2007 Market Share	% Change vs June 2006	% Change vs May 2007	Year-To-Date Market Share	% Change vs 2006
Exchange	33.2%	-3.6%	-0.6%	33.8%	unchanged
Equity	25.4%	-2.0%	-1.0%	26.0%	unchanged
Index & ETF (multiple listings only)	36%	-7%	+2.3%	40% (last 12 months)	unchanged

Page 2/4 CBOE June 2007 Volume Summary

CBOE Volatility Index (VIX) Options Leads Index Volume Gains in June

•                                          Volume in options on the CBOE Volatility Index (VIX) set a new monthly record with volume of 2,000,936 contracts, an increase of 233% over June 2006 volume of 601,445. Average daily volume was 95,283 contracts, making VIX options the fifth most actively traded index or ETF at CBOE during June.

•                                          A new monthly record was also set for Standard & Poor’s Depositary Receipts options (SPDRs), with 4,337,983 contracts trading in June. Average daily volume in SPY options was 206,571, an increase of 49% over June 2006.

•                                          Total volume in index and exchange traded fund (ETF) options during June was 36,850,490 contracts, up 13% over June 2006’s volume of 32,588,698 contracts. The top five most-actively traded index and ETF options at CBOE during June were S&P 500 Index (SPX), iShares Russell 2000 Index Fund (IWM), Standard & Poor’s Depositary Receipts (SPY), Nasdaq-100 Index Tracking Stock (QQQ), and CBOE Volatility Index (VIX).

•                                          In June, volume in equity options totaled 37,514,529 contracts, an increase of 24% over June 2006’s volume of 30,346,986 contracts. The top five most actively traded equity options during the month were Apple, Inc. (AAPL), Altria Group Inc. (MO), Google Inc. (GOOG), Dendreon Corporation (DNDN) and Neurochem, Inc. (NRMX).

•                                          CBOE began publishing the CBOE S&P 500 PutWrite Index (ticker symbol “PUT”) on June 20, 2007. PUT is a new benchmark index that measures the performance of a hypothetical portfolio that sells S&P 500 Index (SPX) put options against collateralized cash reserves held in a money market account. PUT is similar in concept to the popular CBOE S&P 500 BuyWrite Index (BXM).

•                                          On Tuesday, June 19, CBOE began trading Credit Event Binary Options (CEBOs), also known as credit default options, on five individual companies: General Motors Corporation (GM), Ford Motor Company (F), Lear Corporation (LEA), Hovnanian Enterprises, Inc. (HOV) and Standard Pacific Corp. (SPF). CBOE’s Credit Event Binary Options are cash-settled call options that pay $100,000 when the Exchange confirms that a credit event, such as default on specified payment obligations, has occurred. If no such credit event occurs, the option expires with no value. In July, CBOE expects to introduce credit event baskets, with both small, sector-specific baskets of companies and large, broad-based composite baskets of companies.

•                                          Volume at the CBOE Futures Exchange (CFE) totaled 81,852 contracts, an increase of 45% over June 2006’s volume of 56,299 contracts. June was the second busiest month ever at CFE, trailing only the 82,705 contracts traded during October 2006. Average daily volume during June was a new all-time high of 3,898 contracts, up 52% from the year-ago average daily volume of 2,559 contracts. At the end of June, open interest stood at 53,489 contracts, up 53% over the end of June 2006.

•                                          June volume at the CBOE Stock Exchange (CBSX), the newest U.S. stock exchange, was 50,634,353 shares, with an average daily volume of 2.4 million shares. A total of 104,723 trades were executed on CBSX during June.

•                                          A CBOE membership, or seat, traded at a new high price of $2,550,000 on June 5. This topped the previous record of $2,500,000, which was set on May 30, 2007. During June, 10 seats traded, bringing the total number of seat sales for the year to 57. The last sale of the month, at $2,525,000, was on June 27th. Since the first sale of the year for $1,800,000 on January 10, CBOE seat prices have risen 40%.

Page 3/4 CBOE June 2007 Volume Summary

CBOE Individual Index Volume Figures For June 2007

Symbol	Product	Total Volume	% Change vs June 06	% Change vs May 07	Open Interest	% Change vs 2006
SPX	S&P 500 Index	13,350,277	+20%	unchanged	9,346,330	+17%
VIX	CBOE Volatility Index (options)	2,000,936 new record	+233%	+27%	1,724,520	+108%
SPY	Standard & Poor’s Depositary Receipts (SPDRs)	4,337,983 new record	+43%	+51%	7,543,707	+79%
XSP	Mini-S&P 500 Index	154,801	-29%	+110%	825,499	-2%
OEX	S&P 100 Index (American-Style Exercise)	1,318,380	-28%	+5%	321,449	-33%
XEO	S&P 100 Index (European-Style Exercise)	245,827	+64%	+35%	143,763	+99%
DJX	Dow Jones Industrial Average	647,782	-26%	-16%	628,592	-17%
DIA	DIAMONDS Trust, Series 1	651,408	-27%	-18%	1,405,381	+19%
NDX	Nasdaq-100 Index	550,232	-20%	-25%	535,674	+12%
MNX	CBOE Mini-NDX Index (based on Nasdaq-100)	262,470	-48%	-14%	1,550,562	-21%
QQQ	Nasdaq-100 Index Tracking Stock	2,648,116	-14%	-19%	8,103,501	+17%
RUT	Russell 2000 Index	468,654	+146%	-2%	1,548,583	+146%
IWM	iShares Russell 2000 Index Fund	7,208,906	+3%	+20%	8,728,276	+30%
SMH	Semiconductor HOLDRs Trust	245,179	+91%	+133%	946,609	+33%
OIH	Oil Services HOLDRs Trust	274,820	-1%	-16%	924,539	+61%
EEM	iShares MSCI Emerging Markets Index	534,400	+156%	+12%	742,259	+427%
XLF	Financial Select SPDR	389,931	+79%	+70%	2,232,178	+129%
XLE	Energy Select SPDR	248,674	-65%	-16%	1,159,123	unchanged

CBOE, the largest U.S. options exchange and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC). For additional information about the CBOE and its products, access the CBOE website at: www.cboe.com.

CBOE Contacts:
Lynne Howard-Reed	Gary Compton
(312) 786-7123	(312) 786-7612
howardl@cboe.com	comptong@cboe.com

Page 4/4 CBOE June 2007 Volume Summary

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, XEO® and OEX® are registered trademarks of Chicago Board Options Exchange, Incorporated. SPXSM, XSPSM MNXSM, CBSXSM and CBOE Stock ExchangeSM are service marks of Chicago Board Options Exchange, Incorporated. CFESM and CBOE Futures Exchange are service marks of CBOE Futures Exchange, LLC. Dow Jones®, DJIA®, and DIAMONDS® are registered trademarks of Dow Jones & Company, Inc. Dow Jones Industrial AverageSM and Options on the DowSM are service marks of Dow Jones & Company. CBOE’s Options on the Dow based on the Dow Jones Industrial Average and financial products based on the CBOE DJIA Volatility Index are not sponsored, endorsed, marketed or promoted by Dow Jones. S&P®, S&P 100®, S&P 500®, and SPDR are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement. The Russell 2000® Index is a registered trademark of The Frank Russell Company used under license. Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, and Nasdaq-100 Index Tracking StockSM are trademarks of The Nasdaq Stock Market, Inc. iShares is a service mark of Barclays Global Investors, N.A. “HOLDRS” and “HOLding Company Depositary ReceiptS” are service marks of Merrill Lynch & Co., Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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